www.linkedin.com/in/sequoiab
(LinkedIn)
linktr.ee/simplybuilt.digital
(Personal)

Top Skills

Finance
Digital Production
User Experience (UX)

Languages

English (Native or Bilingual)

Certifications

Digital Product Management:
Modern Fundamentals
Bachelor of Arts

Honors-Awards

Telly Award

Publications

Tech Journalist
Silicon Valley, Tech Editor

Sequoia Blodgett

4x Founder, 1 Exit | Helping brands build businesses worth buying
with AI-powered marketing and sales systems | Women in AI Global
Innovation Awards Winner
United States

Summary

I'm a visionary entrepreneur at the intersection of media, technology,
and AI, focused on helping brands build smarter.

My career began in the entertainment industry, directing music
videos for artists like Justin Bieber and Future, before moving into
tech, where I co-starred on ABC Family's, "Startup U" and launched
my first venture-backed startup with the support of Tim Draper's
Draper Associates.

I've since held strategic roles at M13, Black Enterprise, and Truist,
combining creativity with operational strategy, and I've been honored
with a Telly Award and the Women in AI Award. I also mentor and
serve as an entrepreneur-in-residence, guiding founders through
ideation, growth, and scale.

As co-founder of Lexore Spark, I'm reimagining how consumer
brands get product feedback. Lexore Spark is an AI-powered
co-creation platform that lets brands test ideas, gather real-time
insights, and engage their communities at the deepest level.

At its core is Lexi, our AI Chief Brand Officer, who analyzes brands,
identifies cultural trends, and creates campaigns that consumers
vote on.

By turning audiences into collaborators, Lexore Spark reduces
wasted spend, sharpens product–market fit, and drives smarter
decisions across pricing, packaging, marketing, and community
engagement—building the next generation of category-defining
brands.

_____

Experience

Lexore Spark
Co-Founder
January 2024 - Present (2 years 4 months)
Atlanta, Georgia, United States

Powered by Microsoft for Startups, AWS Activate, Google for Startups Cloud Program and NVIDIA Developer Program

AI-native Customer Intelligence platform eliminates guesswork in marketing and product development by turning customers into collaborators, helping merchants build deeper connections, drive faster conversions, strengthen brand loyalty, and save millions annually.

Forward Share Ventures
Founding Fractional Expert & Advisor
April 2026 - Present (1 month)

An operator-led collective of fractional elite entrepreneurial experts and advisors supporting the creation and scale of human-centered, tech-forward companies.

Simply Built Digital
Chief Growth Officer
December 2025 - Present (5 months)

Growth marketing agency helping creator-led founders turn attention into revenue through strategy, systems, and offer architecture built to convert.

Truist
Vice President, Innovation & Content Strategy
January 2023 - December 2023 (1 year)
Atlanta, Georgia, United States

Ranked as the 7th largest bank in the United States by assets

• Led the development of a strategic partnership between our corporate VC and a leading startup accelerator

• Spearheaded the transformation of our innovation strategy, aligning marketing communications with the organization's vision through high-level strategic storytelling to drive market leadership.

• Developed and executed executive-level narratives that positioned innovation as a core differentiator, seamlessly integrating with advanced digital media and corporate strategies.

• Focused on strategic research into emerging technologies, including AI, ML, AR, and VR

VU Venture Partners
Venture Partner
January 2022 - December 2022 (1 year)
San Francisco, California, United States

Multi-stage global venture capital fund

• Sourced investment opportunities through a structured weekly sprint process, improving deal flow quality and tapping into diverse channels.

• Developed investment theses across multiple verticals, conducted deep due diligence and secured four successful deals.

• Collaborated with General Partners with 45+ years of experience and investments in unicorns like Uber and Facebook, refining strategic deal-making processes.

Launched Raleway Ventures Angel Syndicate.

M13
Digital Product Manager
October 2019 - December 2021 (2 years 3 months)
Santa Monica, California

Early-stage VC with $400M Fund III

• Led the development of an edtech platform utilizing MySQL, headless CMS, and multiple APIs, collaborating with two international teams to create an innovative solution.

• Enhanced the platform with content strategies recommended by Operating Partners, aimed at accelerating the early-stage growth of startup companies.

• Curated and delivered tailored content on data, talent, brand, marketing, finance, and operations, providing founders with access to valuable resources and networks through the platform.

WILL PACKER MEDIA
Television Producer/Correspondent
June 2020 - September 2020 (4 months)
Los Angeles, California, United States

Grossed over $1 billion worldwide in the box office

• Served as a correspondent for the pilot season of "Central Ave.," leading impactful discussions on finance and technology for a wide audience.

• Delivered engaging content on Fox Television, ensuring segments were both informative and captivating for viewers.

• Conducted insightful interviews with industry experts, enriching the show with diverse perspectives.

• Pitched and produced a standout segment on Chamillionaire's transition from music to tech entrepreneurship, highlighting his inspiring journey.

Black Enterprise Magazine
Editorial Producer
October 2016 - August 2019 (2 years 11 months)
San Francisco Bay Area

Premier resource for black entrepreneurs, black-owned businesses, and career, tech, and money content for black culture

• Created compelling written and video content focused on tech and entrepreneurship, blending digital media and journalism to tell resonant stories.

• Connected with top tech and entrepreneurship leaders, amplifying their stories across multiple channels to reach a wide audience.

• Led the organization of Black Enterprise's TechConnext conference, securing celebrity talent, sponsorships, and attendees to showcase tech innovation and entrepreneurship trends.

Fortune
Journalist
January 2017 - January 2018 (1 year 1 month)
New York, New York, United States

Published feature stories and business profiles for Fortune through the Black Enterprise Partner Network, covering entrepreneurship, innovation, and leadership.

Responsible for identifying emerging founders, conducting in-depth interviews, and crafting data-driven narratives that aligned with Fortune's editorial standards.

Collaborated with editors to develop story angles that highlighted diverse voices in business and culture.

Draper University - Entrepreneurship Programs
Entrepreneur-in-Residence | Co-star and Advisor on ABC Family's "Startup U"
October 2014 - June 2016 (1 year 9 months)
San Mateo, California

Founded by Tim Draper of Draper Fisher Jurvetson, Draper Associates, Draper University, and Draper Venture Network which collectively manages over $1 billion in assets under management (AUM)

• Founded 7AM, an early-stage edtech startup backed by Tim Draper, marking a pivotal step in my entrepreneurial journey.

• Mentored startups that collectively raised $250 million in funding, connecting them with prominent investors like Marc Andreessen, Tim Draper, and Marc Benioff.

• Served as a co-star and advisor on ABC Family's "Startup U," guiding tech entrepreneurs through a rigorous seven-week program led by Tim Draper.

iHeartMedia
Sr. Video Producer
September 2012 - October 2013 (1 year 2 months)
Greater Atlanta Area

#1 audio company in the United States

• Led the creative development of TV ads for radio stations across 267 markets, ensuring alignment with iHeartMedia's branding and resonating with diverse audiences.

• Managed all aspects of video production, from hiring the crew to overseeing on-set operations, bringing creative concepts to life with precision.

• Refined post-production using Adobe Creative Suite, ensuring the final advertisements met iHeartMedia's high standards for quality and impact.

Varies
Music Video Director
May 2005 - January 2013 (7 years 9 months)
United States

• Directed and produced music videos for high-profile artists including Justin Bieber, Sean Kingston, K Michelle, Jacob Latimore, and Diggy Simmons, bringing unique creative visions to life.

• Collaborated with major record labels such as Jive, Sony, Interscope, and Island/Def Jam, ensuring each project aligned with both the artists' visions and the labels' branding for commercial success.

Selected List:
Sean Paul: "Other Side of Love" (Atlantic Records)
K Michelle: "Can't Do This" (Jive Records)
OMG Girlz: "Gucci This, Gucci That" (Atlantic Records)
Jacob Latimore & Diggy Simmons: "Like Em All" (Jive Records)
Kourtney Heart & Soulja Boy: "My Boy" (Jive Records)
Mr. Sipp & Future: "Ham" (Atlantic Records)
Kandi: "Haven't Loved Right" (Warner Brothers)
Kandi, Tiny, Rasheeda: "Feel My Pain" (Warner Brothers)
Sean Kingston & Justin Bieber (Co-Direct): "Eenie Meenie" (Sony Records)
Veronica Vega: "Show Me" (Zone 4 / Interscope)
Madison Beer: "Unbreakable" (Island Records)
Day 26: "Made Love Lately" (Atlantic Records)
Dear Jayne: "Rain" (Capitol Records)

CBS Television City
Associate Producer
January 2010 - December 2012 (3 years)

Los Angeles, California, United States

Top-ranked U.S. network, leading in primetime viewership

• Demonstrated expertise in television production, excelling in talent and audience coordination, contestant management, and guest relations for high-profile CBS shows.

• Managed talent, audience, and guest logistics for major shows like "American Idol" and "Dancing with the Stars," ensuring smooth operations and timely production execution.

• Contributed to control room operations for CBS hits "The Bold and the Beautiful" and "The Price Is Right," enhancing live recording efficiency and maintaining broadcast quality.

Radio One

Producer

April 2004 - May 2008 (4 years 2 months)

Los Angeles, California, United States

Largest urban radio network in the United States

• Spearheaded live call-ins and audience engagement for radio broadcasts, enhancing content and driving promotions for shows like the Steve Harvey Morning Show and the John Salley Show.

• Crafted immersive visual storytelling through concert recap videos, seamlessly integrating them with audio content to elevate station branding and listener connection.

• Produced the popular "Night Beat" slow jams show, blending music and narrative to create a unique, engaging listener experience that significantly boosted the show's success.

Education

Loyola Marymount University

Bachelor of Arts (B.A.), Television Production

Draper University

Entrepreneurship/Entrepreneurial Studies · (2014)